ATVROCKN

A Nevada Corporation

_________________________________________________________________________________

1813 Winners Cup Dr., Las Vegas, NV 89117 Telephone: (702) 334-4008

March 8, 2012

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Donald E. Field

Facsimile: 703-813-6967

Re: ATVROCKN

Amendment No. 4 to Registration Statement on Form S-1

Filed February 29, 2012

File No. 333-176909

Dear Mr. Field:

On behalf of ATVROCKN (the “Company”), the undersigned hereby submits a response to comments raised by the staff of the U. S. Securities and Exchange Commission (the “Staff”) in its letter of comments dated January 18, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on January 5, 2012 and subsequently amended and filed on February 29, 2012. Set forth below is the Company’s responses to the Staff’s comments.

In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 5 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

General

1. We note throughout the prospectus that you have deleted language indicating that you are considered a shell company. We note that you have a limited history and limited operations and assets. We further note that you disclose on page 1 and throughout that you are “in the process of beginning [your] operations.” In this regard, please revise the prospectus throughout to reinsert such language and to clarify that you are considered a shell company.

Response: We respectfully note the Staff’s comment. Based recent developments and a number of factors, management believes it would be misleading to the public to designate ATVROCKN as a shell company. Here follows our justification:

Based on the Company’s unaudited financials, for November 30, 2011, (included in the amended Registration Statement) and management’s lengthy discussions with its PCOAB auditor, the Company is now considered an operating entity.

In the case of the ATVROCKN, the Company has spent $146,286 through November 30, 2011 in executing its original business plan. The Company has recognized revenues and the Company’s auditor is requiring management to acquire a complicated inventory control system to monitor its inventory, which is beyond the definition of any shell company.

In Release No. 33-8587, the SEC defined a “shell company” as a registrant, other than an asset-backed issuer, that has (1) no or nominal operations, and (2) either (a) no or nominal assets; (b) assets consisting solely of cash or cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. However, the SEC has softened its stance somewhat, and start-up companies such as ATVROCKN are no longer considered to have “no or nominal operations.” This point was stated in Release No. 33-8869, footnote 172, which states: “Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”

Under this interpretation, the Company no longer falls within the definition of a shell company and should be considered a start-up company, rather than a shell company.

Shell companies do not have revenues, do not have inventory, and do not have product for sale.

Therefore, as a startup company, even with its limited operating history, the management does not believe ATVROCKN falls within the definition of a shell company, as it does not meet the condition of having “no or nominal operations” per footnote 172 to Release No. 33-8869. For this reason, it would be misleading to categorize ATVROCKN as a shell company.

2. Please revise the prospectus throughout to remove any text which has been annotated with a strike-through and to remove any superfluous underlining. For example and without limitation, refer to the Selling Security Holder section on page 18 and the Work Experience section on page 37.

Response: We have removed throughout the prospectus text which has been annotated with a strike-through and we removed any superfluous underlining.

Registration Statement Cover Page

3. We note your response to our prior comment 1 and reissue in part. Rule 457(c) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your preferred stock as there is no market for your preferred stock. Rule 457(o) of the Securities Act of 1933 also does not appear to be the applicable subsection to calculate the fee associated with your common stock. For each registered security and accompanying registration fee, please revise to clarify the specific provision of Rule 457 of the Securities Act of 1933 relied upon to calculate the accompanying registration fee and revise footnote 2 as applicable. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: We respectfully note the Staff’s comment, and we thank you for your guidance.

We have revised to clarify the specific provision of Rule 457(a) of the Securities Act of 1933 relied upon to calculate the accompanying registration fee, under footnote 2 on the Registration Statement cover page.

4. Refer to the registration fee for your preferred stock. We note that the accompanying registration fee does not appear to be properly calculated. In this regard, we note that the “Proposed Maximum Aggregate Offering Price” does not appear to be properly calculated based on a fixed offering price of $0.001 per share. Please revise.

Response: We recalculated our math and revised the “Proposed Maximum Aggregate Offering Price” for the preferred stock based on offering price of $0.001 per share.

5. Please note that since your common shares are not offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions, Rule 416(a) does not appear applicable to your transaction, although Rule 416(b) automatically provides for such increases in the case of stock splits and stock dividends. Please provide us an analysis explaining your use of Rule 416 or revise your fee table footnote to remove references to Rule 416.

Response: We agree that since your common shares are not offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions, Rule 416(a) does not appear applicable. Therefore, we removed references to Rule 416.

Prospectus Cover Page

6. Refer to the first three lines of the prospectus cover page. For clarity, please revise here to disclose the price that you are offering the 1) 1,250,000 shares of preferred stock, 2) 125,000,000 shares of common stock held by the selling shareholder and 3) 500,000 shares of common stock being offered by you.

Response: We have revised the first three lines of the prospectus cover page to disclose the price that we are offering the: 1) 1,250,000 shares of preferred stock, 2) 125,000,000 shares of common stock held by the selling shareholder and 3) 500,000 shares of common stock.

7. We note your response to our prior comment 4 and reissue in part. We note your disclosure which states that “Neither [y]our preferred stock nor common stock are not quoted on any exchange or in the over-the-counter market.” Please revise the fifth sentence of the sixth paragraph to remove the double negative language as it does not appear to be a true statement.

Response: We revised the fifth sentence of the sixth paragraph to remove the double negative language.

Prospectus Summary, page 3

Our Company, page 3

8. We note your disclosure in the fourth paragraph that based on your current burn rate and cash reserves you will run out of funds in June 2012. Please revise to disclose your current cash balance as of the most recent practicable date. Please also revise the “Liquidity and Capital Resources” section on page 35 accordingly.

Response: We have revised the disclosure to include our current cash balance as of November 30, 2011 and we also revised the ““Liquidity and Capital Resources” section on page 35.

9. We note your responses to our prior comments 5 and 17. Amounts and timing of such associated with the Berger note through May 23, 2013 are known cash outflows due within the business plan timeframe described on page 34. Moreover, there appears to be substantial significance attributed to the specialized tooling mold that secures the note in regard to your ability to sustain future operations. For these reasons, we believe the all amounts and timing of such associated with the note should be addressed in any discussion of your future liquidity and cash flows so that investors may have a complete understanding of your relatively near term cash flow prospects and the impact of such on your operations. Please expand your disclosure to address all payments and timing of such associated with the Berger note here and in each instance in your filing in which future liquidity and cash flows are discussed (for example, MD&A, applicable risk factors). Any uncertainty associated with satisfying amounts associated with the Berger note and related consequences should also be addressed in this disclosure.

Response: We have expanded our disclosure, where we discussed future liquidity and cash flows to discuss all payments and timing of our outstanding promissory note, with Mr. Berger and the related consequences.

The Offering, page 4

10. Refer to the last sentence of page 4. Revise to clarify that you are offering the 125,000,000 shares of common shares by the selling shareholder at “$0.01” per share. We note your disclosure that you are offering the respective shares at “$0.001” per share.

Response: Revise the last sentence of page 4 to clarify that you are offering the 125,000,000 shares of common shares by the selling shareholder at “$0.01” per share.

Selected Financial Data, page 5

11. The second paragraph should also refer to the unaudited financial statements included elsewhere in the prospectus. Please revise.

Response: In the second paragraph under Selected Financial Data we have included “unaudited November 30 financial statements and notes.”

12. Within the “Income Statement Data,” the line “net loss” should be described as “operating loss.” Please revise.

Response: We have revised “net loss” to “operating loss” within the “Income Statement Data on page 5.

Risk Factors, page 6

3. We May Not Be Able To Attain Profitability, page 7

13. The financial statements for the quarter ended August 31, 2011 referred to in the first sentence should be described as “unaudited.” Please revise.

Response: We have revised the first sentence of the “We May Not Be Able To Attain Profitability” risk factor on page 7 to state “unaudited financial statements for the quarter ended November 30, 2011.”

4. We Have An Outstanding Promissory Note, page 7

14. You identify the need to generate sufficient revenues or find other financing to pay off the note by May 23, 2012. Please revise to discuss the consequences if the note is not paid off on this date or thereafter as appropriate.

Response: We added the consequence that “Failure to pay-off the promissory note by the final maturity date of May 23, 2013, could result in a repossession of our tooling mold by Dan Berger.”

Financial Statements, page 45

15. Please update the interim period financial statements and related disclosures contained in the filing to your next interim period ended November 30, 2011, pursuant to Rule 8-08 of Regulation S-X.

Response: We have included updated interim unaudited period financial statement and related disclosures for the period ended November 30, 2011.

Notes to Financial Statements, pages F-6a and F-4b

16. Based on the information you have provided to us in your responses, in your disclosures and from the terms and conditions of the “Promissory Note between ATVRockN and Dan Berger” contained in Exhibit 10.1, it appears that the pay off fee/prepayment penalty associated with the note is a present obligation that should be accrued. However, it is not clear that accrual of this obligation is reported in the financial statements within the filing. Please advise.

Response: We believe we captured the present obligation of the note. Under the Liability section of the balance sheet and in the cash flows we show the amount accrued. Further, in the financial footnote, we state, “This note was discounted $25 for the issuance of the series B preferred stock and interest of $14 was accrued through November 30, 2011. At November 30, 2011, this left a net balance of $24,989 for the secured note payable.”

Exhibit 10.1

17. Our concern is that your disclosures in regard to the “Promissory Note between ATVRockN and Dan Berger dated May 23, 2011” may not be fully consistent with or representative of the terms and conditions of the note agreement contained in this exhibit. For example, your response to our prior comment 24 states that it is the parties understanding that May 23, 2013, the second milestone, prevails as an event of default. However, it is not clear within the note agreement that this is the case. In particular, paragraph 5(A) of the agreement specifies failure of you to make payment of principal and/or interest on the maturity date is an event of default, with May 23, 2012 specified in the agreement as a maturity date. Also, it is not clear what, if any, consequences are associated with nonpayment of amounts related to the note on the first maturity date of May 23, 2012. Additionally, pursuant to paragraph 2(B) of the note agreement, it appears that the amount due and payable on the note on May 23, 2013 is $35,000 plus any accrued and unpaid interest, but your current disclosures concerning this note do not appear to indicate this. Please advise and revise, as appropriate, your disclosures in the notes to the financial statements and elsewhere in the filing where this promissory note is discussed. If terms and conditions of the note have been revised or supplemented from those contained in the present agreement filed as Exhibit 10.1, please file the revised agreement or supplemental provisions as an exhibit to your filing.

Response: To the latter part of your comment, the terms and conditions of the note have not been revised or supplemented, since there has been no misunderstandings of the obligations between the borrower and lender.

To the first part of your comment, the lender and borrower understand, that failure to make payment of principal and/or interest on the first maturity date of May 23, 2012, is an event of default. On the first maturity date of May 23, 2012 as stated in paragraph 6(a), it is at the Payee’s option, the Note can be accelerated and become and be immediately due and payable along with unpaid interest and late fees without presentment. It is the second milestone of May 23, 2013, when the payee can take his security interest in the tooling mold.

Under the Risk Factor No. 4, entitled 4, “We have an outstanding promissory note in the principal amount of $30,000 ($25,000 principal plus a $5,000 payoff fee)” we state, “If we fail to pay-off this Promissory Note by its second milestone maturity date, with Mr. Berger, by May 23, 2013, we are subject to a one-time prepayment penalty fee of $5,000, plus any unpaid interest and we could lose our specialized tooling mold and be unable to produce products”.

In order to bring some clarity to the disclosure, we added that “the amount due and payable on the note on May 23, 2013 is $30,000 plus any accrued and unpaid interest.” See financial footnote, “Note 6 – Secure Note Payable.” for the interim November 30, 2011 financials on page F-7b. Please note, once the note goes into default, there is only a one-time penalty of $5,000, (referred to in the note as pre-payment penalty) the penalty is not $5,000 at each milestone.

Exhibit 23.1

18. Please include a currently dated consent of the independent registered public accountant in any amendment of this filing.

Response: We have included a currently dated consent of the independent registered public accountant with our amended filing.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 221-1925.

ATVROCKN
By: /s/ J. Chad Guidry
J. Chad Guidry Principal Executive Officer

cc: Thomas C. Cook, Esq.